Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global StocksPLUS
& Income Fund and PIMCO Dynamic Income Fund held their annual meetings of shareholders on June 30, 2016. Shareholders voted as indicated below.

PIMCO Strategic Income Fund, Inc.

Re-election of James A. Jacobson-Class I to serve until the annual Meeting held during the 2018-2019 fiscal year
                        Withheld
Affirmative             Authority
35,044,079              1,720,191

Re-election of William B. Ogden, IV-Class I to serve until the annual Meeting held during the 2018-2019 fiscal year
35,046,352              1,717,918

The other members of the Board of Directors at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W.
Kertess, Bradford K.Gallagher, Alan Rappaport, Craig A. Dawson and John C. Maney continued to serve as Directors of the Fund.